Eileen K. Vernon Counsel O 213.929.2551 | F 213.929.2525 evernon@swlaw.com

April 27, 2026

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Eddie Kim
Jason Drory

Re:	AerSale Corporation Preliminary Proxy Statement on Schedule 14A Filed April 16, 2026 File No. 1-38801

Dear Ladies and Gentlemen:

On behalf of AerSale Corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2026 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, as filed on April 16, 2026 (the “Preliminary Proxy Statement”). Substantially concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with the Commission through its EDGAR system.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the text of the comments in the Comment Letter has been reproduced in bold herein, and the comments have been numbered to correspond with the numbers of the comments in the Comment Letter. The Company has provided its response immediately after each numbered comment. Capitalized terms used and not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers in the Company’s responses below correspond to the page numbers in Amendment No. 1.

Snell & Wilmer | 350 South Grand Avenue | Suite 3100 | Los Angeles, CA 90071	SWLAW.COM

April 27, 2026 Page 2

Preliminary Proxy Statement on Schedule 14A filed April 16, 2026

PROPOSAL 3: APPROVAL OF REDOMESTICATION FROM DELAWARE TO TEXAS, BY CONVERSION

Texas Will Be the Sole and Exclusive Forum for Certain Types of Actions and Proceedings, page 23

1.	We note the following disclosure: "In addition, the Texas Bylaws provide that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the 'Securities Act')." We also note, however, your disclosure on page 31, stating that the "forum selection clause shall not apply to any direct claims under the Securities Act or the Exchange Act." Please revise for consistency and to disclose whether the forum selection clause will or will not apply to any direct action to enforce rights under the Exchange Act or Securities Act. In this regard, we also note the following disclosure on page D-20: "For the avoidance of doubt, nothing contained in this first paragraph of Section 8.7 of this Article VIII shall apply to any action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the '1933 Act'), or the 1934 Act."

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 31 and D-20 of Amendment No. 1 in accordance with the Staff’s comment.

2.	Please revise here, and throughout the preliminary proxy statement as relevant, to disclose any material risks to investors, including, but not limited to, increased costs to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please also discuss whether there is uncertainty as to whether a court would enforce your exclusive forum provision.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of Amendment No. 1 in accordance with the Staff’s comment.

If you have any questions or comments regarding the Company’s responses to the Staff’s comments, please feel free to contact me directly at (213) 929-2551 or at evernon@swlaw.com.

Sincerely,

Snell & Wilmer L.L.P.

/s/ Eileen Vernon

Eileen K. Vernon

cc:	Nicolas Finazzo, Chief Executive Officer, AerSale Corporation (via e-mail)
Paul Hechenberger, Senior Vice President, General Counsel and Corporate Secretary, AerSale Corporation (via e-mail)
Jeffrey Beck, Snell & Wilmer L.L.P. (via e-mail)